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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 4)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              October 6, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
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            Whitehall Street Real Estate Limited Partnership V
("Whitehall"), WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., and Goldman, Sachs & Co. ("GS&Co") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D, dated
January 3, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995, Amendment No. 2 thereto dated September 19, 1995 and Amendment No. 3 thereto dated October 6, 1995 (the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

            On October 6, 1995, Rockefeller advised the Whitehall
Investors that Rockefeller is fully committed to participation in the Merger Proposal and has waived any rights to terminate his participation therein.

Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph as a new numbered paragraph 10 immediately after numbered paragraph 9 appearing therein:

                  10. On October 6, 1995, the Investor Group informed RCPI that it had extended the expiration of its Merger Proposal to midnight on Monday, October 9, 1995.

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                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 6, 1995



                         WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                        By:  WH Advisors, L.P. V, General Partner


                              By:   WH Advisors, Inc. V,
                                      General Partner


                                By:
                                     /s/ Ralph Rosenberg
                                     Name: Ralph Rosenberg
                                     Title: Vice President